Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus Supplement dated October 8, 2020)	Registration Statement No. 333-223375

$750,000,000

Term Sheet

4.750% Senior Notes due 2028

Pricing Term Sheet dated October 8, 2020 to the Preliminary Prospectus Supplement of MGM Resorts International dated October 8, 2020. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information therein to the extent it is inconsistent. Financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	MGM Resorts International (the “Issuer”)

Offering Size:	$750,000,000 aggregate principal amount, which constitutes an increase of $250,000,000 from the Preliminary Prospectus Supplement

Title of Securities:	4.750% Senior Notes due 2028 (the “Notes”)

Maturity:	October 15, 2028

Offering Price:	100.000%, plus accrued interest, if any, from October 13, 2020

Coupon:	4.750%

Yield to Maturity:	4.750%

Gross Proceeds:	$750,000,000

Net Proceeds to Issuer before Estimated Expenses:	$741,562,500

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2021

Record Dates:	April 1 and October 1

Optional Redemption:	The Issuer may redeem the Notes at its election, in whole or in part, at any time prior to July 15, 2028 (the date that is three months prior to the maturity date of the Notes), at a redemption price equal to the greater of:

• 100% of the principal amount of the Notes to be redeemed; or

•   as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points, plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the Notes to be redeemed.

In addition, the Issuer may redeem the Notes at its election, in whole or in part, at any time on or after July 15, 2028 (the date that is three months prior to the maturity date of the Notes) at a redemption price of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption on the Notes to be redeemed.

Joint Book-Running
Managers:	BofA Securities, Inc.
J.P. Morgan Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
BNP Paribas Securities Corp.
Citizens Capital Markets, Inc.
Fifth Third Securities, Inc.
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.

Co-Managers:	Credit Agricole Securities (USA) Inc.
Truist Securities, Inc.
Comerica Securities, Inc.
Union Gaming Securities, LLC

Trade Date:	October 8, 2020

Settlement Date:	October 13, 2020 (T+2)

Distribution:	SEC Registered Offering

CUSIP Number:	552953 CH2

ISIN Number:	US552953CH22

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it from BofA Securities, Inc. at dg.prospectus_requests@bofa.com or by calling (800) 294-1322 (toll free).

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.